United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.:33-28188

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     THE OHIO & SOUTHWESTERN ENERGY COMPANY
                                (Name of Issuer)


                                     COMMON
                         (Title of Class of Securities)



                                   677134 10 8
                                 (Cusip Number)


RALPH SHEARING, C/O CANARAB ACQUISITIONS CORP., #450-650 WEST GEORGIA STREET, VANCOUVER, B.C., CANADA V6B 4N8 (604) 684-8662
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JUNE 25, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)



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                                  SCHEDULE 13D

CUSIP NO.: 677134 10 8                                       Page 1 of 5 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         CanArab Acquisitions Corp.
         Business Number: 88797 1992 RC
         Effective: 1996-07-11

2.       Check the Appropriate Box if A Member of a Group*

                  a /  /
                  b /  /

3.       SEC Use Only


4.       Source of Funds

         WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         British Columbia, Canada

7.       Sole Voting Power

         8,650,000

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         8,650,000

10.      Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,650,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)

         94.9%

14.      Type of Reporting Person

         CO

ITEM 1.  SECURITY & ISSUER

         This statement relates to common shares of The Ohio & Southwestern Energy Company.

ITEM 2.
         a.       CanArab Acquisitions Corp., a Yukon Corporation (Canada)
         b. #450-650 W. Georgia St., Vancouver, B.C. Canada V6B 4N8 (Principal place of business and corporate offices)
         c. CanArab Acquisitions Corp. is engaged in the development and design of technology and systems for marine aquaculture and processing systems for cultured marine food sources for human consumption.
         d.       The  reporting  person has not during the last five years been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations).
         e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.

I.       Principal Officers/Control Parties of CanArab Acquisitions Corp.

         a.       Ralph Shearing
         b.       #450-650 West Georgia Street, Vancouver, B.C.,
                  Canada V6B 4N8
         c. Ralph Shearing is President and Director of The Ohio & Southwestern Energy Company, #450-650 West Georgia Street, Vancouver, B.C., Canada V6B 4N8.
         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).
         e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
         f.       Citizenship:  Canada

II.
         a.       Abbas Salih
         b.       #450-650 West Georgia Street, Vancouver, B.C.,
                  Canada V6B 4N8
         c. Abbas Salih is a director, Chairman and controlling shareholder of CanArab Acquisitions Corp., #450-650 West Georgia Street, Vancouver, B.C., Canada
                  V6B 4N8.
         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).
         e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
         f.       Citizenship:  Canada


ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS

         The amount of the purchase price was $160,000. The fund source was from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION


     On June 25, 1998, Registrant entered into a Purchase Agreement with CanArab Acquisitions Corp. under which CanArab purchased 8,650,000 common shares of The Ohio & Southwestern Energy Company for $160,000, from GeoTech Management Services, Inc.

     Ralph Shearing has been appointed President, and it is anticipated that he and Abbas Salih will be appointed as Directors upon compliance with Section 14f of the Securities Exchange Act of 1934.

     Registrant entered into a Plan and Agreement to acquire CanArab Technology Limited. from the shareholders in consideration of the issuance of Fourteen Million Six Hundred Fifty Thousand (14,650,000) shares of common stock of Registrant. CanArab has developed marine aquaculture designs for shrimp farming.

     Concurrent with the acquisition, CanArab Acquisitions Corp. will surrender 8,650,000 shares to Registrant for cancellation.

     The Company has acquired CanArab Technology Limited. and has adopted its business plan. CanArab Technology Limited was formed as a wholly owned subsidiary of CanArab Acquisitions Corp. to hold and exploit CanArab's marine aquaculture concepts and designs.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. The following shareholders of CanArab Acquisition Corp. own or control more than 5% of the total issued capital of CanArab:

Cankaz Technology Systems Corp.      10,000,000 shares         approximately 44%
Arab-German Fisheries, Inc.           9,500,000 shares         approximately 41%
Gerab Investments Corp.               1,175,000 shares          approximately 5%

                  All three shareholders have a business address of Suite 250-1400 West Georgia Street, Vancouver, B.C. Canada V6E 4H1. Gerab Investments is owned 80% by Abbas Salih and 20% is held by 2 or 3 German citizens. Cankaz Technology is owned 100% by Gerab Investments. Arab German-Fisheries is owned 80% by Gerab and 20% by The Arab Group for International Investment and Acquisition. Abbas Salih should be considered as the control person of the aggregated entities and he therefore controls 94.8% of the Registrant.

         b. The Board of Directors of CanArab has sole voting and dispositive power of the shares. To the extent Abbas Salih beneficially controls the majority of common shares of CanArab, he would be deemed to have voting and dispositive power.

         c. None, other than the transaction here reported.

         d. Not Applicable

         e. Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         All material Agreements and Transactions are described in Item 4 hereinabove.

                  Exhibit 6.1               Share Purchase Agreement
                  Exhibit 6.2               Plan and Agreement of Reorganization





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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 16, 1998                              /S/RALPH SHEARING
                                                       Signature

                                                  RALPH SHEARING/PRESIDENT
                                                        Name/Title